STOCKHOLDERS AGREEMENT
OF
ANGEL STUDIOS, INC.

  THIS STOCKHOLDERS AGREEMENT dated as of October 19, 2016 (the "Agreement"), among **ANGEL STUDIOS, INC.,** a Delaware corporation (the "Company"), and the other persons and entities who are signatories to this Agreement (individually, a "Class B Stockholder" and, collectively, the "Stockholders") provides as follows:

  WHEREAS, the Company's Class B nonvoting common stock, $0.001 par value per share (the "Class B Common Stock") is issued with the requirement that each investor in the Company's Class B Common Stock is required to become a party to this Agreement.

  WHEREAS, each of the Class B Stockholders is presently the legal or beneficial owner of issued and outstanding shares of the Company's capital stock. Such shares of capital stock, all other equity securities of the Company, now owned or hereafter acquired by any Person, including without limitation any and all options, warrants, rights or convertible securities entitling the holder to purchase or acquire equity securities of the Company (whether by exercise or conversion), any equity securities purchased or acquired pursuant to such options, warrants, rights or convertible securities, and all other securities of the Company or any other entity which may be issued in exchange for or in respect of the foregoing securities, (whether by way of subscription, stock split, stock dividend, combination, reclassification, reorganization, merger, share exchange or any other means), now owned or hereafter acquired by any Person, shall be subject to and governed by this Agreement and are hereinafter referred to collectively as "Shares;"

  WHEREAS, the Class B Stockholders wish to provide for continuity of ownership and management of the Company, which will inure to the benefit of the Company and each Class B Stockholder and constitutes good and valuable consideration for the obligations of the Company and each Class B Stockholder hereunder, and to otherwise promote their mutual best interests, all in accordance with the terms of this Agreement;

  NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

  (1) **Certain Definitions.** As used herein, all terms defined above shall have the meanings specified. In addition, as used herein, the capitalized terms listed below shall have the respective meanings set forth below. The singular of any such term shall also be deemed to include the plural, to the extent the context so permits:

  (a) "Affiliate" shall mean any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of at least 50% of the voting securities, by contract, or otherwise.

  (b) "Class A Common Stock" shall mean the Class A voting common stock of the Company, $0.001 par value per share.

  (c) "Common Stock" shall mean the Class A Common Stock and the Class B Common Stock of the Company.

  (d) "Fully Diluted Basis" shall mean the total number of outstanding shares of Common Stock of the Company, assuming the exercise of all options, warrants or rights to acquire Common Stock and conversion of all securities convertible into Common Stock that are exercisable or convertible as of the date of determining Fully Diluted Basis.

  (e) "Immediate Family", shall have the meaning set forth in Section 4(b).

  (f) "Initial Public Offering" means the first underwritten public offering of the Common Stock on Form S-I, Form SB-2 or equivalent forms resulting in net proceeds to the Company of not less than $10 million, and as a result of which the Common Stock is quoted on the Nasdaq National Market System or over-the-counter market or listed on a national securities exchange.

(g) "Class A Common Stockholders" shall mean all Class A Stockholders holding Class A Common Stock and each such Class A Common Stockholder shall be referred to individually as a "Class A Common Stockholder" and, together, as the "Class A Common Stockholders."

(h) "Person" shall mean and include an individual, proprietorship, trust, estate, partnership, joint venture, association, limited liability company, corporation or other entity.

(2) **Restrictions on Transfer.** No Class B Stockholder shall sell, dispose of or otherwise transfer (voluntarily or involuntarily), pledge, encumber, mortgage, gift or bequeath (each, a "Transfer") any portion of his Shares, directly or indirectly, except in accordance with and in the manner provided for in this Agreement. A Transfer shall not include the acquisition of Shares by exercise, exchange or conversion of options, warrants or other securities convertible or exchanged thereinto. Any Transfer or attempted Transfer of Shares in violation of or without full compliance with this Agreement shall be absolutely *void ab* initio and without legal effect. Each Class B Stockholder acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the purposes and objectives of this Agreement and the relationship of the parties.

(3) **Right of First Refusal.** Except as provided in Sections 4:

(a) General; Purchase by Company. A Class B Stockholder or a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) of Class B Stockholders (individually or collectively as such a group, the "Transferring Stockholder") may Transfer all or any portion of his or their Shares which the Transferring Stockholder may from time to time hold (the "Offered Shares") to one or more third parties (the "Transferee") only if the Transferring Stockholder first gives the Company the right of first refusal as hereinafter provided to purchase the Offered Shares at the price and on terms offered by such Transferee and only during the period hereinafter set forth. Such right of first refusal shall be set forth in a written notice containing the material terms and conditions of the proposed Transfer to the Transferee, and the identity of the Transferee (the "Offer Notice") with a copy of the offer by the Transferee attached thereto, which notice shall be delivered to the Company and each remaining stockholder ("each a "Remaining Stockholder" and, collectively, the "Remaining Stockholders"). Upon request of the Company or any Remaining Stockholder, the Transferring Stockholder shall provide such other information as reasonably required to establish the bona fide nature of the proposed Transfer. The Company shall have the option for a period of thirty (30) days after its receipt of the Offer Notice to purchase, upon the terms and conditions contained in the Offer Notice, all or, subject to the last sentence of this subsection, any portion of the Offered Shares, by delivering written notice thereof specifying the number of Offered Shares to be purchased (the "Acceptance Notice") to the Transferring Stockholder prior to the expiration of such thirty (30) day period. If the Company elects to purchase the Offered Shares, settlement shall be held at the principal office of the Company or at such other mutually agreeable location within thirty (30) days after Transferring Stockholder's receipt of the Acceptance Notice. If the Transferring Stockholder or an Affiliate of the Transferring Stockholder is a Director, such Person shall not vote or otherwise participate in the Board of Directors' determination of whether to purchase the Offered Shares. If the Company elects to purchase only a portion of the Offered Shares, the exercise of its option shall be subject to the valid exercise by the Class A Common Stockholders of their options to purchase pursuant to Section 3(b) below with respect to all remaining Offered Shares.

(b) Purchase by Class A Common Stockholders. If the Company does not exercise its right of first refusal to purchase the Offered Shares, the Class A Common Stockholders shall have the option for a period of thirty (30) days after the expiration of the Company's right of first refusal period (the "Class A Common Stockholder Offer Period") to purchase, upon the terms and conditions conferred in the Offer Notice, all, but or, subject to the last sentence of this subsection, any portion of the Offered Shares which the Company has not elected to purchase, provided that each Class A Common Stockholder who desires to purchase a portion of such Offered Shares shall be entitled to purchase no less than that portion of such Shares equal to the number of Offered Shares multiplied by a fraction, the numerator of which is the number of Shares owned by such Class A Common Stockholder as of the date of the Offer Notice on a Fully Diluted Basis and the denominator of which is the total number of Shares owned by all Class A Common Stockholders electing to purchase a portion of the Offered Shares as of the date of the Offer Notice on a Fully Diluted Basis. Each Class A Common Stockholder may exercise his rights hereunder only by written notice of acceptance specifying the number of Offered Shares to be purchased (the "Stockholder Acceptance Notice") delivered to the Transferring Stockholder. The closing date for such purchase shall occur within sixty (60) days thereafter and shall be the same as the closing date for any purchase by the Company pursuant to Section 3(a) above if practicable. In any event, no Class A Common Stockholder shall be obligated to individually purchase any of the Offered Shares. If the Class A Common Stockholders elect to purchase only a portion of the Offered Shares, the exercise of their option shall be subject to the valid exercise by the Class B Common Stockholders of their options to purchase pursuant to Section 3(c) below with respect to all remaining Offered Shares.

(c) Purchase by Class B Common Stockholders. If the Class A Common Stockholders do not exercise the right of first refusal to purchase the Offered Shares, the Class B Common Stockholders shall have the option for a period of thirty (30) days after the expiration of the Class A Common Stockholder's right of first refusal period (the "Class B Common Stockholder Offer Period") to purchase, upon the terms and conditions conferred in the Offer Notice, all, but not less than all of the Offered Shares which the Class A Common Stockholders have not elected to purchase, provided that each Class B Common Stockholder who desires to purchase a portion of such Offered Shares shall be entitled to purchase no less than that portion of such Shares equal to the number of Offered Shares multiplied by a fraction, the numerator of which is the number of Shares owned by such Class B Common Stockholder as of the date of the Offer Notice on a Fully Diluted Basis and the denominator of which is the total number of Shares owned by all Class B Common Stockholders electing to purchase a portion of the Offered Shares as of the date of the Offer Notice on a Fully Diluted Basis. A Class B Common Stockholder may elect to purchase more Offered Shares than the portion to which he is entitled, and in such event any such Offered Shares shall be allocated among all over-electing Class B Common Stockholders on a pro rata basis based on Share ownership on a Fully Diluted Basis to the extent of any Offered Shares remaining after taking into account exercises of the Class B Common Stockholders respective minimum purchases. Each Class B Common Stockholder may exercise his rights hereunder only by written notice of acceptance specifying the number of Offered Shares to be purchased (the "Class B Stockholder Acceptance Notice") delivered to the Transferring Stockholder. The closing date for such purchase shall occur within ninety (90) days thereafter and shall be the same as the closing date for any purchase by the Class A Common Stockholders pursuant to Section 3(b) above if practicable. In any event, no Class B Common Stockholder shall be obligated to individually purchase any of the Offered Shares.

(d) Non-Cash or Cash-Equivalent Offers. If the forms of consideration (other than cash or cash-equivalents) offered by the Transferee are such that the Company or the Remaining Stockholders cannot, despite reasonable efforts, furnish the same form of consideration, then the Company, the Remaining Stockholders may purchase the Offered Shares for substitute consideration in a cash amount determined by agreement of such parties or by an appraisal of the value of such consideration by an appraiser to be mutually agreed upon. For all purposes of this Agreement, any appraiser called for by this Agreement must be disinterested and experienced in valuing the types of assets which are the subject of the appraisal. If the Company, the Remaining Stockholders and the Transferring Stockholder are unable to agree on an appraiser, then the Company, the Remaining Stockholders and the Transferring Stockholder shall each choose an appraiser and the two appraisers so chosen shall choose a third appraiser. Each of the appraisers shall determine a value of the consideration and the average of the two values that are closest to one another shall be the value of the consideration to be paid by the Company, the Remaining Stockholders. The single appraiser or the three appraisers shall render their determination of value within fifteen (15) days of their appointment. The value of the consideration so determined, if delivered in good faith, is final and shall be binding on the parties. If the parties agree on an appraiser, the cost of appraisal shall be divided between them equally. If three appraisers are chosen, the Company, the Remaining Stockholders and the Transferring Stockholder shall pay the costs of the appraiser each has chosen and one-half of the costs of the third appraiser. The running of all time periods provided herein shall be tolled until such appraisal is completed and delivered to the Company, the Remaining Stockholders and the Transferring Stockholder. Any selection of an appraiser by the Remaining Stockholders shall be made by the Company if it is exercising its corresponding right of first refusal and otherwise by those Class A Common Stockholders who own a majority of the total shares owned by the Class A Common Stockholders on a Fully Diluted Basis.

(e) <u>Sale to Third Party.</u> In the event neither the Company, the Class A Common Stockholders, nor the Class B Common Stockholders exercise their respective rights of first refusal to purchase the Offered Shares within the Company Offer Period, the Class A Common Stockholder Offer Period or the Class B Common Stockholder Offer Period, as the case may be, such shares may be sold to the Transferee, provided that:

(i) Such sale shall be at a price and upon terms no less favorable to the Transferring Stockholder than those contained in the Offer Notice;

(ii) Such sale shall be closed within one hundred eighty (180) days after the postmark or delivery date of the Offer Notice; otherwise, the Transferring Stockholder may not subsequently sell, dispose of or otherwise Transfer the Offered Shares without again complying with the provisions of this Section 3 in full;

(iii) The Transferring Stockholder shall make available an opinion of counsel reasonably acceptable to the Company evidencing the availability of an exemption from the registration requirements of the Securities Act of 1933, as amended (the "<u>1933 Act</u>") and applicable state securities laws for the Transfer; and

(iv) The Transferee(s) shall execute an Instrument of Joinder in the Form of <u>Exhibit A</u> hereto.

(f) <u>Multiple Kinds of Shares.</u> For the purpose of this Section 3 and Section 4 below, inasmuch as Shares may consist of securities, options, convertible instruments, warrants and rights, (i) all Shares shall be deemed exercised or converted into shares of Common Stock and (ii) any unpaid conversion or exercise price shall be treated as a deduction to any amount due the holder of such Shares.

(4) **Permitted Transfers.**

(a) <u>Application.</u> The provisions of Sections 2 and 3 hereof shall not apply to the transactions described in this Section 4 (referred to collectively herein as "<u>Permitted Transfers</u>"); provided, however, that (i) the Transferring Stockholder shall notify the Company in writing of such Permitted Transfer prior to effecting it, and (ii) prior to effecting a Permitted Transfer the Transferring Stockholder shall require each Transferee to comply with the requirements of Section 3(e)(iv).

(b) <u>Transfers to Family Members.</u> Subject to the provisions of Section 7, any Class B Common Stockholder who is an individual may Transfer, by lifetime sale, gift, bequest at death under the Class B Common Stockholder's last will and testament or any other means, and upon any terms dictated by such Class B Common Stockholder, all or any portion of his Shares to (i) a member of' such Class B Common Stockholder's Immediate Family (as defined below), (ii) any trust the sole beneficiaries of which are members of such Stockholder's Immediate Family or (iii) any entity the sole owners of which are the Stockholder and/or members of such Class B Common Stockholder's Immediate Family; provided, however, that no such Transfers shall be made pursuant to any divorce or separation proceeding or settlement. A Transfer proposed to be made pursuant to a divorce or separation proceeding or settlement shall be subject to Sections 3(a) through (e). "<u>Immediate Family</u>" as used herein shall mean spouse, lineal descendant, father, mother, brother or sister of the Transferring Stockholder, including "in-laws" and adopted children. In the case of the death of a Class B Common Stockholder exercising his rights under this Section 4, the personal representative of such Class B Common Stockholder shall be authorized to exercise, on behalf of such Class B Common Stockholder, such Class B Common Stockholder's right to make a Transfer described in the first sentence of this Section 4(b), provided that such personal representative delivers to the Company written notice, within thirty (30) days after the date of such Class B Common Stockholder's death or the qualification of such personal representative if later, of its intent to Transfer such Class B Common Stockholder's Shares pursuant to this Section 4(b), which notice shall identify the Transferee or Transferees of such Shares and whether or not the Transfer is effected pursuant to the terms of such Class B Common Stockholder's will or a trust or by virtue of intestate succession. Any Class B Common Stockholder or his personal representative effecting a Transfer of Shares hereunder shall provide the Company with written notice of such Transfer.

(c) Transfers to Affiliates. Subject to the provisions of Section 7, any Class B Common Stockholder which is not an individual (an "Entity Stockholder") may Transfer by any means, and upon any terms dictated by such Entity Stockholder, all or any portion of its Shares to one or more Affiliates (as defined below) of such Entity Stockholder. Any Entity Stockholder effecting a Transfer of Shares hereunder shall deliver to the Company and the other Class B Common Stockholders written notice of such Transfer. Solely for the purpose of this Section 4(c), Affiliate shall mean any "Affiliate" as defined generally for purposes of this Agreement, or any other beneficial owner of such Entity Stockholder.

(d) Repurchase of Securities. Any sales of Shares to the Company pursuant to the exercise by the Company of any rights of repurchase of Stock hereunder or under any restricted stock or securities purchase agreement shall constitute a Permitted Transfer.

(5) **Market Lock-Up.** Each Stockholder agrees that, regardless of whether any of the Shares are requested or permitted to be included in the first registered underwritten offering under the 1933 Act of the Company's securities, upon the written request of the underwriters managing such offering, the Stockholder will not offer, sell, make any short sale of, loan, grant any option for purchase of or otherwise dispose of any Shares not included in such registered public offering without the prior written consent of the Company or such underwriters, as the case may be, from the date of receipt of such request until such date (not to exceed 180 days after the effective date of the registration statement for such registered public offering) as the underwriters may specify. This Section 5 shall expressly survive a termination of this Agreement pursuant to Section 9, but shall not apply to any Shares purchased in the Initial Public Offering.

(6) **Confidentiality.**

(a) Confidential Information. Each Stockholder agrees and acknowledges that, by reason of his ownership of' Shares, he may have access to confidential information of Company (and its affiliates, vendors, customers, and others having business dealings with it) including, without limitation, information and knowledge pertaining to intellectual properties, sales and profit figures, customer and client lists and information related to relationships between Company and its affiliates, customers, vendors and others having business dealings with it (collectively, the "Confidential Information"). Each Stockholder acknowledges that the Confidential Information is a valuable and unique asset of Company (and its affiliates, vendors, customers, and others having business dealings with it) and covenants that, both during and after the period of his ownership of Shares, he will not disclose any Confidential Information to any person or use any Confidential Information without the prior written authorization of the Board of Directors of Company. The obligation of confidentiality imposed by this Section shall not apply to information that appears in issued patents or printed publications, that is required by law, regulation or judicial or governmental authorities to be disclosed, that is independently developed or acquired by a stockholder without breach of an obligation of confidentiality to the Company, or that otherwise becomes generally known in the industry through no act in breach of any obligation of confidentiality owed to the Company.

(b) Equitable Relief Costs. Each Stockholder acknowledges that the restrictions contained in this Section are, in view of the nature of the business of the Company, reasonable and necessary to protect the legitimate interests of Company, and that any violation of any provisions of this Section will result in irreparable injury to Company. Each Stockholder also acknowledges that the Company shall be entitled to temporary and permanent injunctive relief, without the necessity of proving actual damages, and to an equitable accounting of all earnings, profits and other benefits arising from any such violation, which rights shall be cumulative of and in addition to any other rights or remedies to which the Company may be entitled. In the event of such violation, the Company shall be entitled to commence action for temporary and permanent injunctive relief and other equitable relief in any court of competent jurisdiction.

(7) **Indemnification.** Each Stockholder hereby further agrees to indemnify, defend and to hold the Company and each other Stockholder (and each of their successors, estates, personal representatives, Transferees and assigns) completely harmless from any cost, liability or damage (including without limitation, liability for attorneys' fees and other costs of enforcing this indemnity) incurred by any of them as a result of a violation of this Agreement.

(8)   Legend. All certificates evidencing the Shares shall bear a legend substantially in the following form (in addition to, or in combination with, any legend required under applicable federal and state securities laws and other agreements or Bylaw provisions relating to the Transfer of the Company's securities):

The securities represented hereby are subject to the provisions of a Stockholders Agreement dated as of [_____], 2021, as amended from time to time, a copy of which is on file at the principal office of the Company, with respect to voting and transfers of securities and certain obligations relating to ownership of securities, and no transfer hereof may be made except in accordance with the provisions of such agreement.

(9)   Term. The term of this Agreement shall be from the date hereof until the earlier to occur of (i) a closing of an Initial Public Offering or (ii) any acquisition of substantially all the Company's assets or all the outstanding shares of the Company's common stock (whether by merger, exchange or otherwise) resulting in the stockholders of the Company receiving cash or cash equivalents or securities listed on the NASDAQ National Market System or over-the-counter market or traded on a national exchange, provided that such acquisition is approved by a vote of the Company's Stockholders. A Stockholder who no longer holds any shares of the Company's capital stock shall not be entitled to any further rights, nor be subject to any further obligations, under the terms of this Agreement, provided that such Stockholder has not violated this Agreement in obtaining such status; and provided further that this Agreement shall remain in full force and effect as to all other Stockholders.

(10)   Binding Effect; Entire Agreement; Counterparts. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, heirs, distributees, legatees, personal representatives or assigns. This Agreement constitutes the entire agreement among the parties respecting the subject matter hereof and supersedes all prior agreements, discussions, negotiations and conversations regarding such subject matter. This Agreement may be executed in two or more counterparts, and each counterpart, when so executed and delivered, shall constitute a complete and original agreement. So long as a counterpart of this Agreement has been executed and delivered to the Company by each party hereto, it shall not be necessary for all parties hereto to have executed the same counterpart. In addition, it shall not be necessary when making proof of this Agreement or any counterpart hereof to produce or cancel any other counter parts.

(11)   Further Assurances. The parties agree to take whatever actions and to execute and deliver any further documents or instruments that are reasonably necessary or desirable, or that may be reasonably requested by a party from time to time, to effectuate the terms of this Agreement.

(12)   Waiver, Modification or Amendment. This Agreement shall be subject to modification or amendment, and any provision of this Agreement may be waived, only by an instrument in writing signed by Stockholders holding greater than fifty percent (50%) of the Shares issued and outstanding, on a Fully Diluted Basis, as of the effective date of the waiver, modification or amendment; provided, however, that this Agreement may be amended solely for the purpose of adding as a party any person to whom Shares may be issued after the Effective Date without the consent of any Stockholder, which amendment shall be effected by the execution of an Instrument of Joinder in the form attached as Exhibit A.

(13)   Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without reference to the choice of law principles thereof.

(b) THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF UTAH LOCATED IN THE CITY OF PROVO, UTAH AND OF THE UNITED STATES LOCATED IN THE CITY OF SALT LAKE, UTAH IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND AGREE NOT TO COMMENCE ANY SUIT, ACTION OR PROCEEDING RELATING THERETO EXCEPT IN SUCH COURTS.

(c) EACH STOCKHOLDER WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THIS AGREEMENT. THIS WAIVER IS

KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY EACH STOCKHOLDER, AND EACH STOCKHOLDER ACKNOWLEDGES THAT EXCEPT FOR THE COMPANY'S AGREEMENT TO LIKEWISE WAIVE ITS RIGHTS TO A TRIAL BY JURY, NEITHER THE COMPANY NOR ANY PERSON ACTING ON BEHALF OF THE COMPANY HAS MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. EACH STOCKHOLDER FURTHER ACKNOWLEDGES THAT HE HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF HIS OWN FREE WILL, AND THAT HE HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. EACH STOCKHOLDER FURTHER ACKNOWLEDGES THAT HE HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS THIS AGREEMENT BELOW.

(14)   **Notices.** All notices or other communication to any of the parties hereto pursuant to this Agreement shall be deemed to have been duly given or made if in writing and delivered by reputable overnight courier or certified or registered mail, return receipt requested, addressed to the parties at the addresses provided below unless otherwise provided herein or, to such other address as any of the parties may designate by written notice to the others. Notice shall be deemed to have been given one business day after delivery to a reputable overnight courier service for delivery the next day, or three business days after delivery to the U.S. Postal Service for delivery by certified or registered mail.

(15)   **Effective Date.** The effective date of this Agreement is [_____], 2021 (the "Effective Date").

(16)   **Legal Counsel.** This Agreement has been prepared by the Company's legal counsel, with the consent and direction of the Stockholders. Each Stockholder has reviewed the contents of this Agreement and fully understands its terms. Each Stockholder acknowledges that he is fully aware of his right to the advice of counsel independent from that of the Company's counsel, that the Company has advised him of such right and disclosed to him the risks in not seeking such independent advice, and that he understands the potentially adverse interests of the parties with respect to this Agreement. Each Stockholder further acknowledges that no representations have been made with respect to the income or estate tax or other consequences of this Agreement to him and that he has been advised of the importance of seeking independent advice of counsel with respect to such consequences.

(17)   **Future Share Issuances.** The Company shall not, at any time during the term of this Agreement, issue any Shares or rights to acquire Shares without requiring that the holder thereof become a party to this Agreement, and no purported issuance in violation of this Section shall be valid or recognized by the Company.

(18)   **Interpretation; Captions.** All pronouns contained herein shall be deemed to include the feminine, masculine and neuter, singular or plural, as the identity of the parties hereto may require. The captions are inserted for convenience of reference only and shall not affect the construction of this Agreement.

(19)   **Execution.** Notwithstanding anything to the contrary provided herein, each Class A Common Stockholder is a signatory to this Agreement for the sole and exclusive purpose of Section 3 hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been executed by the undersigned as of the Effective Date.

ANGEL STUDIOS, INC.

By: /s/ _Neal S Harmon_____
     Name: _Neal S. Harmon_____
        Its: _CEO_____

Date:

Address:
295 W Center St
Provo, UT 84601

INSTRUMENT OF JOINDER

The undersigned,_____, in order to become the owner of_____ shares of the Class B Common Stock of ANGEL STUDIOS, INC., a Delaware corporation (the "Company"), hereby agrees to become a party to and to be bound by all terms and conditions of that certain Stockholders Agreement, having an effective date of October 19, 2016, as the same may have been previously and may hereafter be amended from time to time, and for all purposes thereunder, shall hereafter be deemed a "Stockholder." This Instrument of Joinder shall take effect and shall become a part of said Stockholders Agreement immediately upon execution by the undersigned and on behalf of the Company.

Executed under seal as of the date set forth below under the laws of the State of Delaware.

_____

Name: _____

Address for Notice Purposes:

_____

_____

Date:

ACCEPTED:

ANGEL STUDIOS, INC.
By:_____
Name: _____
Its: _____